September 12, 2023
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Erin Donahue

Re:	Redwire Corporation Registration Statement on Form S-3 Filed September 6, 2023 File No. 333-274375
Ladies and Gentlemen:
Redwire Corporation, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-274375, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on September 14, 2023, or as soon thereafter as practicable.
Please contact Alexander M. Schwartz of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2578, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

REDWIRE CORPORATION

By:	/s/ Nathan O’Konek
Name:	Nathan O’Konek
Title:	Executive Vice President and General Counsel